Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

September 23, 2020	NR 20-16

Alianza Minerals Increases Private Placement

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, B.C., September 23, 2020 – Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to announce that Flow-Through Shares (the “Flow-Through Shares”) portion of the non-brokered private placement announced on September 21, 2020, (the “Offering”) has been increased from $1.55 million to a total of $2.25 million. The Flow-Through Shares will be issued at $0.155 each and will increase from 10 million to 14.5 million Flow-Through Shares. The Flow-Through Shares offering is fully subscribed. Red Cloud Securities Inc. is acting as a finder in connection with the Offering.

Jason Weber, President & CEO stated that “We are happy to increase the flow through portion of this offering since it will allow us to increase the size of the drill program at the Haldane silver project in the Keno Hill area of the Yukon. We are also very pleased with the great work done by the team at Red Cloud that brought in some new shareholders.”

The Unit (the “Units”) portion of the Offering is 10 million Units at $0.135 per Unit and each Unit consists of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable by the holder thereof to acquire one Common Share (a “Warrant Share”) at a price of $0.20 for a period of 24 months following the closing date of the Offering.

The closing of the Offering is expected to occur on or about October 7, 2020 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSXV”). Finder’s fees of 7% in cash and 7% in finder’s warrants will be paid to eligible parties. The Units and Flow-Through Shares, including all underlying securities thereof, and any finders warrants issued with respect to the Offering, will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 110 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.